 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2006

Commission File Number: 333-98397

LINGO MEDIA INC.

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151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]                                        Form 40-F[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

Form 51 – 102 F1

Management Discussion and Analysis

Third Quarter Ended September 30, 2006

(Unaudited – Prepared by Management)

December 15, 2006

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Inc. (“Lingo Media” or the “Company”) consisting of the Consolidated Interim Balance Sheets as at September 30, 2006 and the Consolidated Interim Statements of Deficit, Operations,  and Cash Flows for the nine months ended September 30, 2006.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

2006 Third Quarter

Management Discussion and Analysis

Description of Business and Report Date

The following management discussion and analysis is prepared as of November 29, 2006 (the “Report Date”) and should be read in conjunction with the Consolidated Interim Financial Statements for the nine months ended September 30, 2006 and the Company’s Annual Financial Statements for the year ended December 31, 2005.  These documents can be found on the SEDAR website at www.sedar.com.

Lingo Media earns its revenues in two distinct geographic markets, China and Canada. Each market has its own distinct revenue stream and is accounted for differently from a revenue recognition standpoint.  The Company develops, publishes, distributes and licenses books, audio/video cassettes, CD-based products and supplemental products for English language learning for the educational school and retail bookstore markets in China and in the school market in Canada.

In China, Lingo Media earns its royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese state-owned educational publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  The Company earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

Lingo Media recognizes revenue at the end of June and at the end of December when it can reconcile to royalty revenues reported by PEP.  Funds received for Q1 and Q3 are recorded as unearned revenues.

In Canada, the Company sells its product, The Outloud Program, directly into the school market mainly in the Province of Ontario.

Overall Performance

China

Having sold over 120 million copies of published titles, Lingo Media continues to maintain its market position in the primary English language learning publishing market in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s management team in China is focused on maintaining and further developing this relationship.

Based on the Company’s practice of recording revenues from China, the Company does not recognize revenues from China in Q1 and Q3.  In accordance with this policy, revenues from China for Q3 2006 are $nil compared to $nil for the corresponding Q3 2005 and the financial statements for the third quarter will provide the sales information for nine months in aggregate.

Canada

The Company continues to sell its English language learning materials from The Outloud Program in the Province of Ontario. Revenues from The Outloud Program were $601 in Q3 2006 compared to $5,843 in Q3 2005.

Market Trends and Business Uncertainties

Lingo Media believes that the trend in English language learning in China is still strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English language learning.  Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Lingo Media continues to earn recurring royalty revenue from China and recognizes revenues on a semi-annual basis.  As of September 30, 2006 the Company had a working capital deficit of $113,343.  Net loss for the nine months ended September 30, 2006 was ($836,865) compared to a loss of ($584,198) for the same period last year.  The Company has drawn down its banking facility in the amount of $150,000 and increased its related party loans to $56,000 and its third party loans to $130,792.

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

Results of Operation

Revenue and Margin

In keeping with the revenue recognition practice, royalty revenue from China for Q3 2006 was $nil and Q3 2005 was $nil.  The financial statements for the third quarter provide the sales information for Q1, Q2 and Q3 in aggregate.

Revenues earned in Canada were $601 in Q3 2006 compared to $5,843 in Q3 2005, representing a decrease of 90%.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period. These expenses were $634,270 during the first nine months of 2006 as compared with $489,594 for the same period in 2005.   For the Q3 2006 these expenses were $181,997 as compared to $149,179. The increase in these expenses is attributable to increased premises or rent expense as the Company signed a new lease agreement in Toronto and increased compensation expense as the Company hired additional staff to implement its China Expansion Plan and North American Expansion Plan.

Lingo Media receives various government grants throughout the year. The proceeds of the grants are used to develop programs that have specific milestones and/or criteria associated with them.  The Company records these funds as a reduction of its general and administration expenses as the proceeds of the grants are used in an operating capacity.  During the first nine months of 2006, an amount of $132,835 was used to offset its Q3 expenses compared to $182,506 during the same period in 2005.

The Company had general and administrative expenses during the first nine months of 2006  and comparable last year as follows:

Interest on Debt

Interest expense of $13,908 was recorded during the quarter as the Company had a bank loan, related party loans and a third party loan on its Balance Sheet since December 31, 2005.   Lingo Media increased its overall borrowings during the ensuing nine month period by $124,864.

Amortization and Stock-Based Compensation

Amortization expense includes amortization of property and equipment, development costs and acquired publishing content.  Amortization during the quarter increased to $68,420 compared to $54,251 for the similar period in 2005 as the asset base increased.

The stock-based compensation for Q3 2006 was to $51,457 compared to $106,294 for Q3 2005.

Net Loss

The Company reported a loss before extraordinary items and taxes of ($795,909) for the nine months ended September 30, 2006 as compared to a loss of ($534,050) for the same period last year. The Company reported no extraordinary items during the quarter. The Company had taxes of $40,956 for the first nine months of 2006 compared to $50,148 during the same period in 2005.

Summary of Quarterly Results

Liquidity and Capital Resources

As of September 30, 2006, the Company had cash on hand of $15,924 and accounts and grants receivable of $470,015. The Company’s current assets amounted to $629,436 and current liabilities of $742,779 resulting in a working capital deficit of $113,343.

The trade receivables from China are insured by the Export Development Corporation (EDC) of Canada.

Lingo Media had fully utilized its $150,000 line of credit and increased its loans during the period to $186,792.

The Company believes that current cash on hand along with its accounts receivable from recurring sales will satisfy its short-term working capital requirements.  The Company’s ability to meet future commitments is dependent upon the ability of the Company to raise additional funds through equity and/or debt financing.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

During the third quarter of 2006, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and the related party.

Consulting fees of $90,000 (2005 - $90,000) were paid to a company controlled by a director and senior officer of the Company in the normal course of business. At September 30, 2006, $31,810 (2005 - $nil) is included in accounts payable.

The shareholder loans were interest bearing at 12% per annum.  Interest expense for the nine month period was $4,488 (2005 - $5,100).

Proposed Transactions

Lingo Media signed a Definitive Joint Venture Agreement with Hebei Sanlong Cultural Enterprise Co. Ltd. to form a joint venture company in the province of Hebei, PRC.  The business of the joint venture will create a direct-to-consumer retail educational newspaper sales channel.  The Company will contribute approximately CAD$365,000 for its 51% interest in the joint venture.

The Company signed a Definitive Joint Venture Agreement with Liaoning Publishing Group to distribute English supplemental magazines, newspapers or books.

On September 19, 2006, the Company announced that it has entered into a Letter of Intent ("LOI") to acquire a 70.33% controlling interest in A+ Child Development (Canada) Ltd. ("A Plus").  A Plus, a private corporation based in Calgary, Alberta, specializes in the field of early child cognitive development, through the publishing and distribution of educational materials along with its unique curriculum developed by its advisory panel of psychologists. Its market covers British Columbia, Alberta, Saskatchewan and Ontario. A Plus had reported revenues of CAD$3.8 million in 2005.

Under the terms of the LOI, Lingo Media has agreed to:

(i)

acquire 50.33% of the issued and outstanding shares of A Plus for the purchase price of CAD$730,000 by paying CAD$200,000 and issuing an aggregate of 2,650,000 common shares in the capital stock of Lingo Media at a deemed price of $0.20 per share to the selling shareholders  of A Plus on closing;

(ii)

issue up to an additional 3,000,000 common shares in the capital stock of Lingo Media as performance shares at a deemed price of $0.20 per share to the selling shareholders and senior management on closing to be released over a three year period following closing, subject to meeting certain performance milestones to be agreed upon and to a maximum of up to 1,000,000 shares per year; and

(iii)

subscribe for shares in the capital stock of A Plus for a total subscription price of CAD$260,000 to acquire an additional 20% interest in A Plus within 90 days of the closing, the first tranche being a minimum of CAD$100,000 on closing.

Additional Disclosure for Venture Issuers without Significant Revenue

Development Costs

Deferred Costs

 Disclosure of Outstanding Share Data

Common Shares outstanding as at September 30, 2006

28,420,273

Options to purchase Common Shares outstanding

             3,237,834

There are no other dilutive securities outstanding.

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company.  Such forward-looking statements reflect our current beliefs and are based on information currently available to us.  Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future operations.

Additional Information

Additional information regarding the Company can be found at SEDAR www.sedar.com

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA INC.

December 27, 2006

By: “Khurram Qureshi”________

President and Chief Executive Officer